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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Interep National Radio Sales, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
45866V109
(CUSIP Number)
Southpaw Asset Management LP
Four Greenwich Office Park
Greenwich, CT 06831
(203) 862-6206
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

September 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	45866V109	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Southpaw Credit Opportunity Master Fund LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		581,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		581,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	581,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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CUSIP No.	45866V109	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Southpaw Asset Management LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		581,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		581,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	581,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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CUSIP No.	45866V109	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Southpaw Holdings LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		581,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		581,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	581,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	45866V109	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Kevin Wyman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		581,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		581,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	581,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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CUSIP No.	45866V109	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Howard Golden

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		581,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		581,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	581,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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AMENDMENT NO. 1
SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D ( “Schedule 13D”) relates to shares of Class A Common Stock, $0.01 par value (“Common Stock”), of Interep National Radio Sales, Inc., a New York corporation (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (“Fund”), a Cayman Islands limited partnership, as the holder of the shares of Common Stock, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund, (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings LLC, and (v) Howard Golden, a principal of Southpaw Holdings LLC (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”). The Reporting Persons previously reported beneficial ownership of shares of the Issuer on Schedule 13D filed on May 18, 2006, as amended by Amendment No. 1 to Schedule 13D, filed on July 21, 2006.
     This Amendment No. 2 to Schedule 13D is being filed to amend and restate Item 3, Item 5 and Item 7. The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds
          As of September 18, 2006, the Reporting Persons had invested in Common Stock of the Issuer in the amount of: $384,667.22. Currently, all shares of Common Stock of the Issuer as of the date of this Schedule 13D are held by Fund. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 5. Interest in Securities of the Issuer
          (a) As of September 18, 2006, the Reporting Persons beneficially own 581,100 shares of Common Stock of the Issuer, which represents 7.97% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 581,100 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 7,287,795 shares of Common Stock outstanding as of August 7, 2006, based upon the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, on August 14, 2006.
          (b) The Reporting Persons have the power to vote and dispose of the 581,100 shares of Common Stock held by Fund.
          The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 581,100 shares of Common Stock owned by Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership.

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          (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
          (d) Not Applicable.
          (e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated September 18, 2006, among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 18, 2006

Southpaw Credit Opportunity Master Fund LP By: Southpaw GP LLC, its general partner
By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Asset Management LP By: Southpaw Holdings LLC, its general partner
By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC
By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

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EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class A Common Stock, $0.01 per share, of Interep National Radio Sales, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 18, 2006.

Southpaw Credit Opportunity Master Fund LP

By: Southpaw GP LLC, its general partner

Southpaw Holdings LLC

By:	/s/ Howard Golden	By:	/s/ Howard Golden
Name:	Howard Golden	Name:	Howard Golden
Title:	Managing Member	Title:	Managing Member

Southpaw Asset Management LP

By: Southpaw Holdings LLC, its general partner		/s/ Kevin Wyman

Kevin Wyman

By:	/s/ Howard Golden	/s/ Howard Golden

Name:	Howard Golden	Howard Golden
Title:	Managing Member

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EXHIBIT 2

Transaction	Number of Shares	Average Price
Date	Purchased or (Sold)	Per Share
7/17/2006	14,000	$0.5243
7/18/2006	2,000	$0.5200
7/26/2006	2,600	$0.6000
7/27/2006	2,200	$0.6000
8/3/2006	1,400	$0.6000
8/10/2006	10,000	$0.6000
8/11/2006	23,800	$0.6000
8/14/2006	7,800	$0.5500
8/16/2006	31,000	$0.5229
9/7/2006	5,000	$0.4300
9/15/2006	10,000	$0.4500

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